Exhibit 99.5

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	Syria: Start-up of the Deir Ez Zor gas project

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, January 28, 2002 - The Desgas project utilising associated gas production from eastern Syria’s Deir Ez Zor region has reached full operational capacity.

The Deir Ez Zor gas project was awarded on a 50/50 basis to TotalFinaElf and Conoco (the lead operator) in early 1999 by Ministry of Petroleum and Mineral Resources and the Syrian Petroleum Company (SPC). Representing an overall investment of approximately $400 million, Desgas comprises two elements: the collection, treatment and export of associated gas from Deir-Ez-Zor region to the national gas transmission network, and secondly the production of condensate from the Tabiyeh field (operated by TotalFinaElf) through gas reinjection.

The 170-kilometre gathering system transports up to 5 million cubic metres of gas per day to a new gas processing plant. With a capacity of 13 million cubic metres of gas per day, this facility also processes 8 million cubic metres of gas per day from the Tabiyeh field before its reinjection into the reservoir.

The processed gas not reinjected at Tabiyeh, is shipped via a 250-kilometer pipeline to the Syrian national network, where is then used to fuel power plants and industrial facilities in the west of the country. The liquefied petroleum gas associated with production is exported via a rail terminal, while the condensate is transported through the Syrian Company for Oil Transport (SCOT) Line to the Banias terminal.

The Desgas project puts an end to the flaring of associated gas and will sharply reduce greenhouse gas emissions in the region. The project establishes TotalFinaElf as a key gas industry player in Syria, where the Group already operates a production of around 50,000 barrels per day of oil in partnership with the SPC.